

August 6, 2012

<u>Via E-mail</u>
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

>   **Re: San Lotus Holding Inc.**
>   **Amendment No. 11 to Registration Statement on Form S-1**
>   **Filed July 25, 2012**
>   **File No. 333-176694**

Dear Mr. Chen:

　　　We have reviewed your responses to the comments in our letter dated July 11, 2012 and have the following additional comments.

<u>Prospectus Summary, page 2</u>

<u>Emerging Growth Company Status, page 5</u>

1. Please explain to us the basis for your statement in the last paragraph that election of the extended transition period for complying with new or revised accounting standards "is irrevocable if made."

<u>Description of Business, page 21</u>

2. Significantly revise throughout this section to reflect your actual plan of operation and actual anticipated and current operations. The purchases of TBWTV Inc. shares, A Peace World Holding Inc. shares, A Benbow Holding Inc. shares, a condominium in California, and three vehicles in California are inconsistent with the specific description of business and plan of operation for starting a travel agency <u>in Taiwan</u> that you have laid out in this section. Revise to disclose your current status, timeline of material steps, realistic costs, and any need for additional capital. Your prospectus summary should include a brief summary of your timeline and costs.

3. Please revise to discuss which of your officers reside in California and which reside in Taiwan.

Security Ownership of Certain Beneficial Owners and Management, Page 32

4. Please indicate the address of each beneficial owner.

Signatures

5. We note your response to our prior comment 17 and were unable to locate the revision to which you refer. Please revise the second half of the signature block so that it is also signed by someone with the indicated capacity of either principal accounting officer or controller. If a person is signing in multiple capacities please indicate each capacity. Please refer to Instruction 1 to signatures on Form S-1.

Exhibit 5.1

6. We note that the securities subject to this registration statement have already been issued. Please revise the first sentence of the last paragraph accordingly.

7. Please revise the last paragraph to specifically opine upon the shares being offered for resale by this registration statement.

8. Please revise to include counsel's consent to being named in the prospectus and to filing the opinion as an exhibit to the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
         Megan J. Penick, Esq.